SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Mr John Sharman                             JC/9065
Chairman
Aer Lingus Group plc
Head Office
Dublin Airport
Co Dublin                                   26th September, 2007

Dear Mr Sharman,

We refer to your letter of 17 September which contains a second unlawful rejection of a legitimate and legal request from a 10% plus shareholder of Aer Lingus to hold an EGM to discuss the closure of the profitable Shannon-Heathrow route. Your letter also makes a series of claims which are factually untrue and legally untenable.

 1. The Directors of Aer Lingus do not have any discretion in this matter. Aer Lingus's Articles of Association and the Companies Act clearly oblige the Board of Aer Lingus to comply with any request from a shareholder owning 10% or more of Aer Lingus, to hold an EGM, at any time. The Board of Aer Lingus has no legal power to reject this request.

 2. This second unlawful rejection of a legitimate EGM request is a further breach of Irish company law by the Board of Aer Lingus. The Directors are in continuing breach of their statutory duty and remain personally liable for this breach.

 3. Your claim that the holding of an EGM would infringe competition law is of course absurd. Aer Lingus will shortly call an EGM to approve your long-haul aircraft order. Ryanair will be perfectly entitled to attend and vote at this EGM without in any way compromising competition law. Indeed, to follow your ridiculous line of argument, you and your fellow directors of Aer Lingus would have already breached competition law by having permitted Ryanair to participate and vote at this year's AGM. Aer Lingus appears to invoke competition concerns only when it suits your purposes, regardless of how absurd or legally untenable these claims are.

 4. The fact that our proposed EGM motion would promote competition between Ryanair and Aer Lingus on the Shannon-London citypair removes any question or possibility of an infringement of competition law. Since Ryanair only owns 29.4% of Aer Lingus, we can easily be outvoted by other shareholders at any such EGM. Furthermore since Ryanair has never sought, nor seeks any agreement with Aer Lingus, the issue of competition law does not at any time arise.

 5. Your claim that "Aer Lingus will not engage in illegal conduct" is a false one, when your rejection of two separate legitimate requests for an EGM is in itself illegal conduct. Your unlawful refusal to allow shareholders to discuss the withdrawal of the profitable Shannon-Heathrow route at a time when the Company's interim profits have collapsed by 58% from EUR16m in 2006 to just EUR6m in 2007 is inexplicable. Perhaps this rejection has more to do with Aer Lingus's desire to avoid any shareholder discussion of these lamentable interim results or this precipitous decline in profitability? The fact that Aer Lingus would have reported an interim loss, had it not been for the EUR9m increase in interest income (earned from the funds raised directly from shareholders at last September's IPO) highlights how awful Aer Lingus's trading has become. This collapse in profits has been accompanied by a similar collapse in your share price from over EUR3.00 to currently less than EUR2.40. Some of your own employees used their pension funds to acquire Aer Lingus shares at over EUR3.00 and are now suffering losses of over 20%. Do you feel no obligation towards your shareholders?

 6. Ryanair's criticisms of Aer Lingus's interim results is entirely valid and your attempt to avoid comment on this collapse in profitability is noteworthy. Since your rejection of Ryanair's offer of EUR2.80 per share last October, the Board and Management of Aer Lingus have presided over:

      + A 20% decline in Aer Lingus's share price from over EUR3 to under
        EUR2.40.
      + A 58% collapse in interim profits from EUR16m to just EUR6m.
      + An interim loss (if one excludes the additional interest income from shareholder receipts at last September's IPO).
      + A 7% decline in your cargo business which you previously claimed you had "re-energised".
      + A 12% increase in staff costs and a 6% increase in staff numbers when traffic only grew by 6%.
      + A 10% increase in airport charges when traffic only rose by 6%.
      + A 16% increase in Ground Ops costs when traffic only grew by 6%.
      + An astonishing EUR24m - four times Aer Lingus' interim profits - has been wasted to date defending Ryanair's EUR2.80 offer which was in any event doomed to failure since mid October last when the Government, the ESOT and other employee groups rejected it.

Aer Lingus's repeated refusal to hold a lawfully requested EGM (as required under Section 132 of the Companies Act 1963) constitutes illegal and unlawful conduct by the Board and Directors of Aer Lingus Group plc. This unlawful action shows clear oppression and disregard of the interests of Ryanair as a minority shareholder in Aer Lingus. The fact that the Board and Directors of Aer Lingus will go so far as to engage in unlawful activity and commit a breach of their statutory and fiduciary duty conclusively demonstrates that Ryanair has no control nor influence over the management and conduct of the business of Aer Lingus.

We have referred this unlawful behaviour to our legal advisors and will consider with them whether we should pursue our shareholder rights under the Companies Act 1963 or through the Courts. In the interim we will continue to closely monitor the actions of the Board and Management of Aer Lingus Group plc.

Yours sincerely



Jim Callaghan

Company Secretary



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  26 September, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director